Mail Stop 4561


								October 18, 2007






Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
110 Bill Conn Parkway
Gray, Georgia 31032


Re: 	Piedmont Community Bank Group, Inc.
      Registration Statement on Form SB-2
      File No. 333-146206
      Filed September 20, 2007


Dear Mr. Hulsey:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Cover Page of Prospectus

1. Please clarify in the second paragraph that your directors and officers are not selling shares that they personally own but are acting as sales agents in selling shares on behalf on the company.


Summary, page 1

2. Please revise the preamble and the substance of this section to "provide a brief overview of the key aspects of the offering" as required by Instruction 503(a) of Regulation S-B. In this regard, disclose in a subsection why you are doing the offering at this time and in this manner (no minimum) and what uses will be made with the proceeds (open branches, expand loan originations, etc.).


The Offering Price

3. Please summarize how you established the offering price.


Piedmont Community Bank Group, Inc., page 1

4. Please revise your claim that you are a "full service commercial bank" to disclose the services you currently provide. Please disclose, in the first paragraph
* that almost ninety percent of your loans are real estate related and that over sixty five percent of your loans are for the acquisition or development or construction of residential homes;
* the percentage of your loan portfolio that are sub prime loans.
* disclose, as of the most recent possible date, the percentage of your loan portfolio that is related to each of the types of loans that you make;
* disclose the percentage of your loans that are fixed rate and the percentage that are variable;
* disclose the percentage of your loans that are short term and the percentage that are long term; and
* disclose any concentrations in your deposits or loans in a small number of customers.





Market and Competition, page 1

5. Please revise this section as follows:
* define your "service area" based on actual business;
* identify those counties in which you conduct business;
* disclose your competitive position based upon the percentage of deposits in the state; and
* summarize the competitive advantages that your competitors have including the services they offer that you do not and differences in loan and deposit rates.


Growth Strategy, page 2

6. Please revise to disclose the extent to which your ability to grow is dependent upon attracting more capital in this offering.


Ownership by Management

7. Please disclose in the summary, the maximum number and percentage of shares that will be beneficially owned by directors and officers and disclose the number of shares they intend to purchase in the offering.


Risks, page 4

8. Please revise this summary of the risk factors to include the most material risk factors.


Risk Factors, page 5
9. Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to
Staff Legal Bulletin No.7 (sample comments 34 and 38).

10. Please revise your risk factor relating to loan participation as follows:
* disclose the extent to which these loans are subprime; and
* disclose the extent to which these loans are real estate related.

11. Please discuss the risks associated with the fact that the entity serving as your sales agent for the offering is also your market maker.

12. Please discuss the risks of declining capital rations, return on assets and return on equity since December 31, 2005.

13. Please revise the risk factor relating to the fact that your stock is currently thinly traded to disclose the current number of holders.

14. We note your disclosure on page F-14 that approximately $72 million of deposits at December 31, 2006 are time deposits scheduled to mature within one year. Please revise to include a risk factor addressing the risks due to your reliance on time deposits. Address the fact that such deposits may not be as stable as other types of deposits, that these tend to be higher cost deposits, and to retain such deposits or to obtain replacement funding could impact your interest rate spread. In addition, discuss the potential impact on your liquidity if you do not retain such deposits.

15. As a related matter, please include a similar discussion in your management discussion and analysis regarding liquidity. Describe your expectations regarding retention of time deposits and changes in your deposit mix.


The Offering, Page 10

16. Please provide the disclosure required by Item 5 of Form SB-2 regarding determination of offering price.


Plan of Distribution, page 10

17. Please revise the third paragraph to disclose that SAMCO is the only market maker for your stock.


Use of Proceeds, page 11

18. Please revise this section to disclose the estimated costs to complete and start operations at the two branches and the anticipated source of funds.


Dilution, page 14

19. Please revise this section to include a table as required by Item
508(a) or advise us of the reasons why one is not necessary.
Management`s Discussion and Analysis or Plan of Operation, page 15

20. Please revise this section to comply with Item 303(b) of Regulation S-B including but not limited to the following:
* the discussion should have "particular emphasis on the prospects for the future;"
* address "key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation" of you;
* disclose any known trends, events or uncertainties that impact on your liquidity either short term or long term (such as declining ROA
, ROE and capital ratios); and
* disclose any known trends, events or uncertainties (such as increasing costs of funds and lower margins) that have or are reasonably likely to have a material impact on your net sales or revenues or income from continuing operations.
Please do not simply recite data from you financial statements but provide analysis of the data.

21. Please provide analysis of the following:
* recent trends in real estate prices and sales in your market area;
* recent trends in new housing starts in your market area;
* any concentration of loans or deposits in one or more borrowers or depositors; and
* risks related to your loan participations.


Results of Operations for the Years Ended December 31, 2006 and
2005,
page 22
Non-interest Income, page 23
22. Please revise to describe the source and nature of your mortgage origination income. Include your accounting policy for recognizing such income in your financial statement footnotes.


Selected Financial Information and Statistical Data, page 25
23. Please revise to include the information as of June 30, 2007 for
Items III, IV, and V of Industry Guide 3.





Industry and Competition, page 34

24. Please revise this section to provide more detail as to how you will compete with established national and international financial institutions including, but not limited to, the following:
* disclose your competitive position in the industry, as required by
Item 101(b)(4) of Regulation S-B;
* disclose the methods of competition, as required by Item
101(b)(4)
of Regulation S-B
* explain the basis for your claim, in the first paragraph, that recent acquisitions of state banks by interstate financial institutions will not have "a significant impact" on you;
* discuss in detail, the products and services that the largest competitors offer that you do not and differences in various rates, including a lending and deposits from yours;
* discuss in detail how your compete with more established local institutions that offer the same products and services as you and the same local orientation;
* provide more detail regarding your characterization, on page 35, of competition as "intense;" and
* discuss how your ability to compete will be affected by the regulatory limits on lending that will be imposed on you.


Types of Loans, page 35

25. Please revise this section to include analysis of the respective percentage of your loan portfolio attributable to each type of loan and trends in the composition of your loan portfolio.

26. Please disclose whether you lend to developers who do not have leases for the properties.


Summary Compensation Table, page 50

27. Please provide narrative disclosure required by Item 402(c) describing the material factors that led to your awarding the types and amounts of compensation to the executives in the most recent fiscal year.





Compensation of Directors, page 54

28. Please provide narrative disclosure required by Item 402(f)
(3)
describing the material factors that led to your awarding the forms and amounts of compensation to the directors in the most recent fiscal year.


Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-7
29. We note your disclosure of accounting policies for investment securities and loans that you use a method which approximates the interest method and level yield methods of recognizing interest income. Please describe for us, on a supplemental basis, the methods you use and how you determined that the method used materially approximates the interest or level yield methods. In your analysis, quantify the difference in interest income resulting from use of your method compared to the interest or level yield method. Refer to paragraph 18 of SFAS 91.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Joyce A. Sweeney at (202) 551- 3449 or John
P.
Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney



cc. 	Michael P. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Atlanta, Georgia 30309




Mr. R. Drew Hulsey
Piedmont Community Bank Group, Inc.
October 18, 2007
Page 1